UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. )*

FAMILY DOLLAR STORES, INC.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

307000109
(CUSIP Number)

Brian L. Schorr, Esq. Chief Legal Officer Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.:(212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,722,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,722,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,722,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 29, 2010 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,722,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,722,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,722,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,722,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,722,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,722,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,722,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,722,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,722,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,722,365
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,722,365
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,722,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.58%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453595
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,923,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,923,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,923,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.47%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453775
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,923,348
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,923,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,923,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.47%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694293
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,915
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,836,197
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,836,197
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,836,197
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.38%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,087,151
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,087,151
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,087,151
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.08%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 212,915
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 212,915
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,915
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.16%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund General Partner, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,586,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,586,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.95%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund GP, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593119
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,586,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,586,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.95%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 37-1593120
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,586,102
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,586,102
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,586,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.95%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s  Form 10-Q.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, $0.10 par value per share (the “Shares”), of Family Dollar Stores, Inc. a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is P.O. Box 1017, 10401 Monroe Road, Charlotte, NC 28201-1017.

Item 2. Identity and Background

The persons filing this statement are Trian Partners GP, L.P., a Delaware limited partnership (“Trian GP”), Trian Partners General Partner, LLC, a Delaware limited liability company (“Trian GP LLC”), Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company (“Parallel Fund I GP LLC”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“TPSIF”), Trian Partners Strategic Investment Fund GP, L.P., a Delaware limited partnership (“TPSIF GP”), Trian Partners Strategic Investment Fund General Partner, LLC, a Delaware limited liability company (“TPSIF GP LLC”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with the foregoing, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Filing Persons” or the “Trian Group”). The principal business address and the address of the principal office of each of the Filing Persons is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.

Trian GP LLC is the general partner of Trian GP, which is the general partner of Trian Onshore and Trian Offshore.  Parallel Fund I GP LLC is the general partner of Parallel Fund I.  TPSIF GP LLC is the general partner of TPSIF GP, which is the general partner of TPSIF.  Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, and TPSIF.  Each of Trian GP LLC, Parallel Fund I GP LLC, TPSIF GP LLC and Trian Management GP are owned and/or controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Onshore, Trian Offshore, Parallel Fund I and TPSIF is primarily engaged in the business of investing in securities. Trian GP is primarily engaged in the business of serving as the general partner of Trian Onshore and Trian Offshore. Trian GP LLC is primarily engaged in the business of serving as the general partner of Trian GP. Parallel Fund I GP LLC is primarily engaged in the business of serving as the general partner of Parallel Fund I.  TPSIF GP is primarily engaged in the business of serving as the general partner of TPSIF. Trian GP LLC is primarily engaged in the business of serving as the general partner of TPSIF GP.  Trian Management is primarily engaged in the business of serving as a management company for the Trian Entities.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian GP and other funds, accounts and investment vehicles managed by Trian Management.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian GP and other funds, accounts and investment vehicles managed by Trian Management.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, TPSIF, Trian GP and other funds, accounts and investment vehicles managed by Trian Management.

None of the Filing Persons, nor any director, executive officer, general partner or controlling person of any of the Filing Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Filing Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

As of 4:00 p.m., New York City time, on July 27, 2010, the aggregate purchase price of the 4,946,759 Shares purchased by Trian Onshore, Trian Offshore, Parallel Fund I and TPSIF collectively was $168,698,208 (including commissions).  In addition, as of such time and date, Trian Onshore, Trian Offshore, Parallel Fund I and TPSIF beneficially owned, in the aggregate, an additional 3,775,606 Shares, which were acquired through a series of privately negotiated back-to-back call and put transactions with a financial institution (the “Options”) and as a result of which Trian Onshore, Trian Offshore, Parallel Fund I and TPSIF are each subject to the same economic gain or loss as if they had purchased the underlying Shares.  As of July 27, 2010, these Options have an aggregate strike price of $143,399,270 (See Schedule A hereto for additional detail on the Options).  As set forth in Item 5, none of the other Filing Persons directly own any Shares or Options.  The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares and Options, the exercise of the Options or the purchase and/or exercise of any additional Options or other derivative securities related to the market price of the Shares acquired in the future is currently expected to be, the respective general working capital of the purchasers.

Item 4. Purpose of Transaction

The Filing Persons acquired the Shares and Options (collectively, "Issuer Securities") because they believe that the Shares are currently undervalued in the market place and represent an attractive investment opportunity.  The Trian Group has met with Howard R. Levine, Chairman of the Board and Chief Executive Officer of the Issuer and members of senior management of the Issuer to discuss the Issuer’s business and strategies to enhance value for the Issuer’s shareholders.  During these discussions, the Trian Group communicated its view that there is an opportunity to enhance shareholder value by improving the Issuer’s operational performance. The Filing Persons look forward to working with the Issuer on operating initiatives such as increasing sales per square foot to peer levels, improving the Issuer’s operating leverage and optimizing the number of new store openings.  The Trian Group also discussed how the Issuer could utilize its capital structure and significant free-cash flow, including by considering the use of prudent amounts of leverage to increase the size of the Issuer’s stock repurchase program.  In addition, the Trian Group provided examples of previous investments they (and/or entities affiliated with them) made in which they had helped create significant value by working together with management teams and boards of directors to improve operations and cash flows and enhance shareholder value.

The Filing Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, the Issuer’s response to the actions suggested by the Filing Persons, actions taken by management and the Board of Directors of the Issuer, other investment opportunities available to the Filing Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Filing Persons may, from time to time and at any time, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, but not limited to: communicating with management, the Board, other stockholders, industry participants and other interested or relevant parties about the Issuer and about various other matters, including the operations, business, strategic plans, assets and capital structure of the Issuer or one or more of the other items described in subparagraphs (a)-(j) of Item 4 of Schedule 13D; requesting or proposing one or more nominees to the Board of Directors of the Issuer; purchasing additional securities of the Issuer in the open market or otherwise; entering into financial instruments or other agreements that increase or decrease the Filing Persons’ economic exposure with respect to their investment in the Issuer; and/or engaging in any hedging or similar transactions with respect to such holdings.  The Filing Persons reserve the right to sell some or all of the Filing Persons’ respective holdings in the Issuer in the open market or otherwise, at any time and from time to time, and/or to otherwise change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Filing Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on July 27, 2010, the Filing Persons beneficially owned, in the aggregate, 8,722,365 Shares, representing approximately 6.58% of the Issuer’s outstanding Shares (based upon 132,639,222 shares of Common Stock outstanding as of June 25, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 29, 2010 (the “Form 10-Q”))  Such Shares include an aggregate of 4,946,759 Shares beneficially owned by the Filing Persons through direct ownership of the Shares by Trian Onshore, Trian Offshore, Parallel Fund I and TPSIF, representing approximately 3.73% of the Issuer’s outstanding Shares, and an additional 3,775,606 Shares underlying the Options which are beneficially owned by the Filing Persons, representing approximately 2.85% of the Issuer’s outstanding Shares.

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I and TPSIF beneficially and directly owns and has sole voting power and sole dispositive power with regard to 1,836,197, 4,087,151, 212,915, and 2,586,102 Shares (including the Shares underlying the Options), respectively, except to the extent that other Filing Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore and Trian Offshore (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Trian Onshore and Trian Offshore directly and beneficially own.  Each of Trian GP, Trian GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes. Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Parallel Fund I (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Parallel Fund I directly and beneficially owns.  Each of Parallel Fund I GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.  Each of TPSIF GP, TPSIF GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to TPSIF (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that TPSIF directly and beneficially owns.  Each of TPSIF GP, TPSIF GP LLC, Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Filing Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on July 27, 2010.

(d) Except for the Filing Persons, no person is known by the Filing Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Filing Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the Options referenced in Item 3 above, the Filing Persons may from time to time enter into and dispose of additional Options or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions could be significant in amount.  The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included or a combination of any of the foregoing.

Except as described herein (including, without limitation, Items 3 and 4 above, which are incorporated by reference in this Item 6 as if restated in full herein), none of the Filing Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement of the Filing Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2010
TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC,
its general partner

By:   /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS GP, L.P. By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND GP, L.P. By: Trian Partners Strategic Investment Fund General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment
       Fund GP, L.P., its general partner
By: Trian Partners Strategic Investment
       Fund General Partner, LLC,
its general partner

By:   /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Exhibit I

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Family Dollar Stores, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 28th day of July, 2010.

TRIAN FUND MANAGEMENT, L.P. By: Trian Fund Management GP, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN FUND MANAGEMENT GP, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS, L.P. By: Trian Partners GP, L.P., its general partner By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS MASTER FUND, L.P.
By: Trian Partners GP, L.P., its general partner
By: Trian Partners General Partner, LLC,
its general partner

By:   /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

TRIAN PARTNERS GP, L.P. By: Trian Partners General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I, L.P. By: Trian Partners Parallel Fund I General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS PARALLEL FUND I GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member
TRIAN PARTNERS STRATEGIC INVESTMENT FUND GENERAL PARTNER, LLC By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND GP, L.P. By: Trian Partners Strategic Investment Fund General Partner, LLC, its general partner By: /s/EDWARD P. GARDEN Name: Edward P. Garden Title: Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By: Trian Partners Strategic Investment
       Fund GP, L.P., its general partner
By: Trian Partners Strategic Investment
       Fund General Partner, LLC, its general partner

By:   /s/EDWARD P. GARDEN
Name:   Edward P. Garden
Title:     Member

/s/NELSON PELTZ NELSON PELTZ
/s/PETER W. MAY PETER W. MAY
/s/EDWARD P. GARDEN EDWARD P. GARDEN

Schedule A

The following table sets forth all transactions with respect to the Shares effected during the past 60 days by any of the Filing Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 27, 2010.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Name	Date	Shares	Price	Type

Trian Partners Master Fund, L.P.	6/3/2010	168,214	38.6516	Purchase *
Trian Partners Master Fund, L.P.	6/4/2010	263,406	38.4947	Purchase *
Trian Partners Master Fund, L.P.	6/21/2010	60,621	39.0000	Purchase *
Trian Partners Master Fund, L.P.	7/15/2010	62,985	37.9886	Purchase *
Trian Partners Master Fund, L.P.	7/16/2010	124,507	38.1593	Purchase *
Trian Partners Master Fund, L.P.	7/19/2010	199,407	38.1217	Purchase *
Trian Partners Master Fund, L.P.	7/20/2010	166,172	38.1798	Purchase *
Trian Partners Master Fund, L.P.	7/21/2010	84,065	37.9368	Purchase *
Trian Partners Master Fund, L.P.	7/22/2010	9,972	38.5380	Purchase *
Trian Partners Master Fund, L.P.	7/23/2010	95,274	39.2677	Purchase *
Trian Partners Master Fund, L.P.	7/26/2010	67,224	39.4000	Purchase *
Trian Partners Master Fund, L.P.	7/27/2010	49,853	39.6747	Purchase *

Trian Partners L.P.	6/3/2010	75,419	38.6516	Purchase
Trian Partners L.P.	6/4/2010	118,098	38.4947	Purchase
Trian Partners L.P.	6/21/2010	27,264	39.0000	Purchase *
Trian Partners L.P.	7/15/2010	28,488	37.9886	Purchase *
Trian Partners L.P.	7/16/2010	56,315	38.1593	Purchase *
Trian Partners L.P.	7/19/2010	90,194	38.1217	Purchase *
Trian Partners L.P.	7/20/2010	75,162	38.1798	Purchase *
Trian Partners L.P.	7/21/2010	38,023	37.9368	Purchase *
Trian Partners L.P.	7/22/2010	4,509	38.5380	Purchase *
Trian Partners L.P.	7/23/2010	43,092	39.2677	Purchase *
Trian Partners L.P.	7/26/2010	30,405	39.4000	Purchase *
Trian Partners L.P.	7/27/2010	22,548	39.6747	Purchase *

Trian Partners Parallel Fund I, L.P.	6/3/2010	8,618	38.6516	Purchase
Trian Partners Parallel Fund I, L.P.	6/4/2010	13,496	38.4947	Purchase
Trian Partners Parallel Fund I, L.P.	6/21/2010	3,115	39.0000	Purchase *
Trian Partners Parallel Fund I, L.P.	7/15/2010	3,284	37.9886	Purchase *
Trian Partners Parallel Fund I, L.P.	7/16/2010	6,493	38.1593	Purchase *
Trian Partners Parallel Fund I, L.P.	7/19/2010	10,399	38.1217	Purchase *
Trian Partners Parallel Fund I, L.P.	7/20/2010	8,666	38.1798	Purchase *
Trian Partners Parallel Fund I, L.P.	7/21/2010	4,384	37.9368	Purchase *
Trian Partners Parallel Fund I, L.P.	7/22/2010	519	38.5380	Purchase *
Trian Partners Parallel Fund I, L.P.	7/23/2010	4,968	39.2677	Purchase *
Trian Partners Parallel Fund I, L.P.	7/26/2010	3,505	39.4000	Purchase *
Trian Partners Parallel Fund I, L.P.	7/27/2010	2,599	39.6747	Purchase *

Trian Partners Strategic Investment Fund, L.P.	7/15/2010	189,543	37.9886	Purchase
Trian Partners Strategic Investment Fund, L.P.	7/16/2010	374,685	38.1593	Purchase
Trian Partners Strategic Investment Fund, L.P.	7/19/2010	600,000	38.1217	Purchase
Trian Partners Strategic Investment Fund, L.P.	7/20/2010	500,000	38.1798	Purchase
Trian Partners Strategic Investment Fund, L.P.	7/21/2010	252,942	37.9368	Purchase *
Trian Partners Strategic Investment Fund, L.P.	7/22/2010	30,000	38.5380	Purchase *
Trian Partners Strategic Investment Fund, L.P.	7/23/2010	286,666	39.2677	Purchase *
Trian Partners Strategic Investment Fund, L.P.	7/26/2010	202,266	39.4000	Purchase *
Trian Partners Strategic Investment Fund, L.P.	7/27/2010	150,000	39.6747	Purchase *

*On the various dates set forth above, and as more fully described below, the named persons entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Credit Suisse Securities (USA) LLC (the “Counterparty”) through which they acquired beneficial ownership of an aggregate of 3,775,606 Shares and as a result of which such named persons are subject to the same economic gain or loss as if they had purchased the underlying Shares.  More specifically, these transactions represent call options pursuant to which, on or prior to October 3, 2011 (the “Exercise Date”), the named person may acquire the number of Shares set forth above at the Price Per Share set forth above (the “Exercise Price”).  These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Simultaneously with the purchase of each call option, the named person also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by the named person and the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the “Closing Price”), the Counterparty may require the named person to, at such person’s election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, each of the named persons pays the Counterparty a financing fee based on the number of days that the Options that it holds are outstanding, which fee is calculated using a monthly rate equal to USD-FFR-OPEN (as displayed on Bloomberg Screen “FEDSOPEN” <INDEX> <GO> or any successor page) plus 0.55%.  Until they are exercised, the Options do not give the Filing Persons direct or indirect voting, investment or dispositive control over the underlying Shares.